March 31, 2022

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2021 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2021.

I, Phillip Spurgeon, Senior Resource Geologist of First Majestic Silver Corp. hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-255798) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the following:

  Technical Report titled "First Majestic Silver Corp., Santa Elena Silver/Gold Mine, Sonora, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates", with an effective date of June 30, 2021;

and to references to the Technical Reports, or portions thereof, and in connection with reference to my involvement in the preparation of information relating to the Company's mineral properties in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

'signed and stamped'
Name: Phillip Spurgeon Title: Senior Resource Geologist